

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Jonathan Lamb
Chief Executive Officer
Rigel Resource Acquisition Corp.
1045 Avenue of the Americas, Floor 25
New York, NY 10018

> **Re: Rigel Resource Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 31, 2022**
> **File No. 001-41022**

Dear Jonathan Lamb:

We have reviewed your January 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1. We note your response that indicates your Sponsor is a Cayman limited liability company, and that the sole owner and managing member of your sponsor is a Cayman limited partnership with another Cayman limited partnership as its general partner. Please include the substance provided in your response letter in a risk factor in future filings.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregg Noel